John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 25, 2018

Edward M. Kelly

Senior Counsel

Jay E. Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc.
Offering Statement on Form 1-A
Filed July 11, 2018
File No. 24-10867

Gentlemen:

On behalf of Advance Green Energy, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 6, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A filed July 11, 2018

Cover Page of Offering Circular, page 1

1.	Please limit the cover page of the offering circular to one page. See Item 1 of Part II of Form 1-A.

The cover page has been revised to comply with Item 1 of Part II.

2.	Please identify on the cover page of the offering circular which disclosure format you are using. See Part II(a)(1)(ii) of Form 1-A.

The Company is using the offering circular disclosure format. This has been added to the cover page.

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3.	Disclose here and under "The Offering" on page 3 on which marketplace of OTC Markets Group Inc. you are applying to have your Class A common stock traded, that is, OTCQX, OTCQB, or OTC Pink.

We are applying to have our Class A Common Stock traded in the OTCQB marketplace of OTC Markets Group.

The Offering, page 3

4.	Under "Securities offered" and "Maximum offering amount," please indicate that a maximum of 200,000,000 shares of your Class A common stock is being offered.

The references to Common Stock have been clarified to indicate that they refer to Class A Common Stock.

5.	Under "Number of shares of Common Stock outstanding before the offering" and "Number of shares of Common Stock to be outstanding after the offering," please specify the number of shares of common stock which are Class A and the number of shares of common stock which are Class B.

This section has so amended.

We are highly dependent on the services of our key executives..., page 6

6.	Please file the employment agreement of Mr. Bradley Dye as an exhibit to the Form 1-A. See Item 17 of Part III of Form 1-A. Additionally, we assume that the reference to a "Mr. Green" is inadvertent. Please revise.

The reference to Mr. Green has been changed to Mr. Barbee.

Mr. Dye's employment agreement has been filed as an Exhibit.

The market price for the common stock may be particularly volatile..., page 7

7.	Describe briefly what the "Alternative Reporting" standard for filing financial reports with marketplaces of OTC Markets Group Inc. is.

The following has been added as a risk factor.

We will be subject to the Alternative Reporting Standard

When SEC registration is not required, companies must generally still make information publicly available pursuant to Federal securities laws, including Rule 10b-5 under the Exchange Act and pursuant Rule 144(c)(2) under the Securities Act. OTC Markets Group offers the Alternative Reporting Standard for companies who choose to make material information publicly available to investors.

OTCQB companies incorporated in the U.S. that do not report to the SEC, U.S. Banking Regulators or a Qualified Foreign Exchange can follow the Alternative Reporting Standard. These companies provide disclosure pursuant to the Alternative Reporting Standard Disclosure Guidelines for OTCQX and OTCQB. This disclosure is available for investors on otcmarkets.com.

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OTCQB companies are subject to OTCQB Standards. Companies provide current and potential investors with a set of "material" information to help investors make a sound investment decision. This company disclosure enables an investor to understand the company's business operations and prospects.

Pink companies that do not report to the SEC, U.S. Banking Regulators or a Qualified Foreign Exchange may publish disclosure in accordance with the OTC Pink Basic Disclosure Guidelines. These requirements are designed to give an investor the basic information a broker-dealer must maintain under Exchange Act Rule 15c2-11 in order to initiate a quote in a security on the Pink markets. The Alternative Reporting Standard is available both to U.S. and to international Pink companies.

A reverse stock split may decrease the liquidity..., page 11

8.	Disclose whether you intend to effect a reverse stock split of your Class A common stock or Class B common stock.

We do not intend to do a reverse split. The references to a reverse split has been removed.

As we currently purchase all of our product supply requirements from outside sources..., page 13

9.	Indicate whether you have any agreements with your suppliers, and disclose the principal provisions of any agreements with suppliers in the business section. Additionally, advise what consideration you have given to filing any agreements with suppliers as exhibits to the Form 1-A. See Item 17(6)(b) of Part III of Form 1-A.

The following section has been added to the Offering Statement: Product Development and Commercialization Agreement with Supplier

If we are unable to protect our technology and intellectual property..., page 14

10.	Clarify whether you have any issued patent or pending patent application. If so, describe briefly in the business section the term of any issued patent and the status of any pending patent application.

The section on Intellectual Property has been revised to read as follows:

Intellectual Property

We have filed trademarks on FUTT-13, FUTT-14, FUTT-15 and TMT-13 in the United States.

We have not patented any of our products. The composition of our products are trade secrets.

If we are unable to meet customer demand or comply with quality regulations... , page 14

11.	Disclosure that your manufacturing facilities are subject to periodic inspections by governmental regulatory agencies is inconsistent with disclosure on page 13 that you have no manufacturing capability. Please reconcile the disclosures.

The reference to periodic inspections by governmental regulatory agencies has been removed.

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We may not be able to secure additional financing..., page 15

12.	We note the phrase "such as the debt covenants under our secured credit facility." We are unable to locate any disclosure pertaining to a secured debt facility in the Form 1-A. Please advise and, as appropriate, revise your disclosure.

The reference to a secured credit facility has been removed.

Use of Proceeds, page 17

13.	If your estimated offering expenses are $2,000,000, it is unclear why you are showing in the "Approximate Offering Expenses" column three other amounts ranging from $1,000,000 to $4,000,000. Please reconcile the disclosures.

The tables on use of proceeds have been revised.

We expect that the offering expenses will vary proportionately to the amount of stock sold in the offering.

Dilution, page 19

14.	Disclosure that the second table assumes the sale of all 500,000,000 shares of common stock is inconsistent with disclosures elsewhere that you are offering 200,000,000 shares of Class A common stock. Please reconcile the disclosures.

The dilution table has been amended to provide that 200,000,000 shares of Class A Common Stock are being offered.

15.	Clarify whether the shares purchased by existing shareholders presented in the second table are shares of Class A common stock.

The disclosure has been amended to show that the shares purchased by the existing shareholders were Class A Common Stock and Class B Common Stock.

No Escrow, page 22

16.	We note the disclosure that you will conduct the offering primarily through an online platform. Tell us what your plans are for setting up the online platform, and describe for us its principal features.

References to an online platform have been removed. We are negotiating with an existing online platform to assist us in the offering. In the event an agreement is reached, the Offering Statement will be amended.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

17.	Describe in reasonable detail the specific components of your plan of operations for the next 12 months, including the estimated costs of each specific component. See Item 9(b)(c) of Part II of Form 1-A.

A section on the next 12 months has been added to the Management's Discussion and Analysis section.

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Our Business, page 24

18.	Clarify in the first paragraph that you are in the research, development, and initial marketing stage of selling products for reducing pollution from fossil fuels.

This information has been added to the first paragraph of this section.

19.	Provide additional disclosure in support of the statement "We believe that we have the leading solution to the problem of pollution from coal fired power plants."

This statement has been removed.

Our Strategy, page 24

20.	Provide additional disclosure in support of the statement "We are a cost-effective, easy to implement solution to reduce pollution from coal, diesel fuel, and bunker fuel."

Test results have been added.

Coal, page 24

21.	Provide additional disclosure in support of the two statements in the last paragraph.

The last paragraph reads as follows:

The use of coal as fuel causes adverse health impacts and deaths. In the United States coal-fired power plants were estimated in 2004 to cause nearly 24,000 premature deaths every year, including 2,800 from lung cancer. Annual health costs in Europe from use of coal to generate electricity are $55 billion. The disease and mortality burden of coal use today falls most heavily upon China.

This has been revised.

22.	Similarly, provide additional disclosure in support of the two statements under "Diesel Fuel" on page 25,

The Diesel Fuel section reads:

Diesel Fuel

We offer a relatively low-cost way to reduce emissions from diesel fuel; in existing facilities. No major modifications are needed to reduce emissions using our products.

This has been removed.

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23.	the statement in the second sentence under "Bunker Fuel" on page 25,

The section on bunker fuel reads;

Bunker Fuel

Bunker fuel accounts for a huge amount of pollution. We offer a relatively low-cost way to reduce bunker fuel emissions.

We direct your attention to the section on bunker fuel. The new regulations will require ship owners to switch to natural gas, which will require capital investment to re-fit ships or require ship owners to use higher quality fuels which are more expensive.

24.	and the statement in the second sentence under "Coal Gasification" on page 25.

The section on coal gasification reads as follows:

Coal Gasification

Coal gasification is an important technology for the coal industry. We believe we can increase the efficiency of coal gasification.

Preliminary Tests on Coal, page 25

25.	File the consent of Western Kentucky University Combustion Facility as an exhibit to the Form 1-A. See Rule 436 of the Securities Act Rules.

We do not have a consent document per se; we have the actual test results. We have filed these as an Exhibit.

Bunker Fuel, page 27

26.	Provide additional disclosure in support of the statement "We believe that our FUTT-XX is a cost-effective way to reduce bunker fuel pollution."

See the new section, “Product Tests.”

Management, page 29

27.	Describe briefly the business experience of Messrs. Peter M. Barbee and Bradley Dye during the past five years, including their principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A.

The business experience of Mr. Barbee and Mr. Dye has been changed to describe briefly their business experience during the past five years, including their principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on.

Please note that we have added Mr. David Bosko as Chief Financial Officer.

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Management Stock Option Plan, page 35

28.	Please identify the members of the management stock bonus plan committee.

Mr. Barbee and Mr. Dye are the members of the Management Stock Bonus Plan committee. This information has been added to the Offering Statement.

29.	Disclosure in the first sentence of the legal opinion filed as Exhibit 12.1 that Advance Green Energy, Inc. is a Wyoming company is inconsistent with disclosure in the offering statement that Advance Green Energy, Inc. is a Florida company. Please file a revised legal opinion.

A revised legal opinion has been filed.

30.	Please file the subscription agreement that will be used in this offering as an exhibit to the Form 1-A. See Item 17(4) of Part III of Form 1-A.

The subscription agreement has been added as an exhibit.

Signatures, page III-2

31.	We note the disclosure on page 29 that Mr. Bradley Dye is a director. Mr. Dye also must sign the offering statement. See Instruction 1 to Signatures on Form 1-A.

Mr. Dye's signature has been added to the Offering Statement as a Director.

Additional Changes

A new section describing test results has been added and the relevant reports have been filed as exhibits. A new section on the agreement with the Company's supplier has been added. A new memorandum of understanding to recover Gob coal has been added.

Representations

The Company and its management acknowledges that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.

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